UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

ALLERGAN, INC.
(Name of Subject Company (Issuer))

ALLERGAN, INC.
(Name of Filing Person (Issuer))

LIQUID YIELD OPTION™ NOTES DUE 2020 (Zero Coupon—Subordinated)
(Title of Class of Securities)

018490 AA0
(CUSIP Number of Class of Securities)

	Copy to:	Copy to:
Douglas S. Ingram	Cary K. Hyden, Esq	Jeffrey D. Karpf, Esq
Corporate Vice President,	Jonn R. Beeson, Esq	Cleary, Gottlieb, Steen &
General Counsel and Secretary	Latham & Watkins	Hamilton
Allergan, Inc.	650 Town Center Drive	One Liberty Plaza
2525 Dupont Drive	Suite 2000	New York, New York 10006
Irvine, California 92612	Costa Mesa, California 92626	(212) 225-2000
(714) 246-4500	(714) 540-1235

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$425,699,523	$85,140

*	For the purpose of calculating the filing fee only, this amount represents the value of all outstanding LYONs based on the purchase price of $647.50 per $1,000 principal amount (657,451 LYONs x $647.50)

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$85,140	Filing Party:	Allergan, Inc.
Date Filed:	November 18, 2002	Form or Registration No.:	005-40724

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
Item 4. Terms of the Transaction.
SIGNATURE
INDEX TO EXHIBITS

INTRODUCTORY STATEMENT

     Allergan, Inc., a Delaware corporation, hereby amends the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed on November 18, 2002, with respect to the offer by Allergan to purchase up to $657.4 million aggregate principal amount at maturity of its outstanding Liquid Yield Option™ Notes due 2020 (Zero Coupon—Subordinated) issued in November 2000 (the “LYONs”) at a purchase price of $647.50 per $1,000 principal amount at maturity of LYONs. Allergan’s offer for the LYONs is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, with respect to the LYONs, as amended or supplemented from time to time, together with the Offer to Purchase, constitute the “Offer”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 11:59 p.m., Eastern time, on December, 16, 2002, unless extended or earlier terminated. The Schedule TO, as amended, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

     The terms “Liquid Yield Option” and “LYONs” are trademarks of Merrill Lynch & Co., Inc.

     The section of the Offer to Purchase entitled “Documents Incorporated by Reference” is hereby amended and supplemented as follows:

In the first paragraph of that section, the list of documents incorporated by reference into the Offer to Purchase is hereby amended and supplemented to include the Allergan’s Current Report on Form 8-K as filed with the SEC on November 18, 2002.

The first sentence of the second paragraph of that section is amended and supplemented in its entirety as follows:

“Allergan will file an amendment to the Schedule TO to incorporate by reference into the Offer to Purchase all documents filed by Allergan pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the Expiration Time.”

     The section of the Offer to Purchase entitled “Statement Regarding Forward-Looking Statements” is hereby amended and restated in its entirety as follows:

“Statements made in this Offer to Purchase and the information incorporated by reference into this Offer to Purchase that are not historical factual statements are “forward-looking statements.” The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of Allergan and its officers and can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “should” and other comparable terms or the negative thereof. In addition, we, through our senior management, from time to time make forward-looking oral and written public statements concerning our expected future operations and other developments. You are cautioned that, while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from expectations, and we disclaim any intention or obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ materially from those projected in the forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements, whether made in this Offer to Purchase or elsewhere, should be considered in context with the risk factors discussed or incorporated by reference in this Offer to Purchase and the various disclosures made by us about our businesses in our various public reports incorporated herein by reference.”

Item 1. Summary Term Sheet.

     Item 1 of the Schedule TO is hereby amended and supplemented by amending and restating the last sentence of the paragraph under the subheading “If I tender, when will I receive payment for the LYONs” in the section entitled “Summary Term Sheet” in the Offer to Purchase in its entirety as follows:

“We will make payment for all accepted LYONs promptly following the expiration of the Offer.”

Item 4. Terms of the Transaction.

   Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The last sentence of third paragraph under the Section 1 — “Introduction” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“In such event, the Depositary will return tendered LYONs to the tendering holders promptly following the termination or withdrawal of the Offer.”

     The third sentence of the first paragraph under Section 7 — “Acceptance of LYONs for Payment” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Promptly after the Expiration Time, we will pay the purchase price for all LYONs validly tendered and not withdrawn under the Offer.”

     The first sentence of the second paragraph under Section 7 — “Acceptance of LYONs for Payment” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“We expressly reserve the right, in our sole discretion, to delay acceptance for payment of LYONs tendered under the Offer or the payment for LYONs accepted for purchase (subject to Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or return the LYONs deposited by or on behalf of the holders of LYONs promptly after the termination or withdrawal of the Offer). We also expressly reserve the right, in our sole discretion, to terminate the Offer in order to comply, in whole or in part, with any applicable law.”

     The fourth paragraph under Section 7 — “Acceptance of LYONs for Payment” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“If we do not accept any tendered LYONs for payment for any reason pursuant to the terms and conditions of the Offer or if certificates are submitted evidencing more LYONs than are tendered, certificates evidencing unpurchased LYONs will be returned, without expense, to the tendering holder (or, in the case of LYONs tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 9 — “Procedures for Tendering LYONs — Book-Entry Delivery Procedures” below, such LYONs will be credited to an account maintained at the Book-Entry Transfer Facility designated by the participant therein who so delivered such LYONs), promptly following the Expiration Time or the termination of the Offer.”

     The last sentence under Section 8 — “Irregularities” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Any LYONs received by the Depositary that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering holders promptly following the earlier to occur of the Expiration Time or the termination of the Offer.”

     The language following the first bullet point in Section 12 — “Conditions of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“any statute, rule, regulation, judgment, order, stay, decree or injunction shall have been threatened, proposed, sought, promulgated, enacted, entered, enforced, or deemed to be applicable by any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which, in our reasonable good faith judgment, would or might directly or indirectly prohibit, prevent, restrict or delay the consummation of the Offer including any such event that would make the Offer illegal;”

     The language following the fourth bullet point in Section 12 — “Conditions of the Offer” is hereby amended and restated in its entirety as follows:

“the trustee under the indenture shall have objected in any respect to, or taken any action that could, in our reasonable good faith judgment, adversely affect the consummation of the Offer, or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in making the Offer or the acceptance of or payment for any of the LYONs;”

     The language following the fifth bullet point in Section 12 — “Conditions of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“there shall have occurred or be likely to occur any event or series of events that, in our reasonable good faith judgment:

-	could prohibit, prevent, restrict or delay consummation of the Offer; or

-	materially and adversely affect our and our subsidiaries’ business, assets, condition (financial or otherwise), income, operations or prospects or stock ownership, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business;”

     The first sentence of the last paragraph under Section 12 — “Conditions of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion; provided, however, that we may not assert any of the foregoing conditions if the circumstances giving rise to such condition result from any action or inaction on our part.”

     The second sentence in the first paragraph of Section 13 — “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is hereby deleted in its entirety.

     The second paragraph of Section 13 — “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“THIS SUMMARY OF UNITED STATES FEDERAL TAX CONSEQUENCES IS NOT TAX ADVICE. WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF THE OFFER, INCLUDING THE UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES AND POTENTIAL CHANGES IN TAX LAWS.”

     The last sentence of Instruction 8 — “Irregularities” in the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“Any LYONs received by the Depositary that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering holders, promptly following the Expiration Time.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2002

ALLERGAN, INC.

By:	/s/ DOUGLAS S. INGRAM

	Name:	Douglas S. Ingram
	Title:	Corporate Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 18, 2002
(a)(1)(B)*	Form of Letter of Transmittal, including taxpayer I.D. guidelines
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)*	Summary Advertisement
(a)(5)(B)*	Press Release issued by Allergan on November 18, 2002
(b)(1)*	Indenture, dated as of November 6, 2002, between Allergan, Inc. and Wells Fargo Bank, National Association, as trustee, for Zero Coupon Convertible Senior Notes Due 2022
(c)	Not applicable
(d)*	Indenture, dated as of November 1, 2000 by and between Allergan, Inc. and U.S. Bank Trust National Association, as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Note, is hereby incorporated by reference to Allergan’s Form S-3 (File No. 333-50524) filed with the Securities and Exchange Commission on November 22, 2000
(e)	None
(g)	None
(h)	None

*	Previously filed.